UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
GLOBAL AXCESS CORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37941L206
 (CUSIP Number)
Olga Filippova
730 FIFTH AVENUE, 9TH FLOOR
NEW YORK, NY 10019
212-659-7790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 13, 2005
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 37941L206
  13D/A
1	Name of Reporting Person
	Barron Partners LP
	I.R.S. Identification No. of Above Person
	431981699
2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [  x ]
3	SEC Use Only
4	Source of Funds
	WC


5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	2,828,280 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				2,828,280 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
        2,828,280
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	13.7%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of GLOBAL AXCESS CORP., a Nevada corporation (the "Company") having its principal executive offices at 225 PONTE VEDRA PARK DRIVE, PONTE VEDRA BEACH, FL 32082

Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth
Avenue, 9th Floor, New York, NY 10019.   The Reporting Person is
principally engaged in making investments.



The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting


Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

N/A

Item 4.   Purpose of Transaction.
N/A

Item 5.   Interest in Securities of the Issuer.
There is no change to report for Item 5 except for the addition of the following:
        	(c) Schedule 13-D/A(2) filed on June 13, 2005 contained an error in the number of shares beneficially owned and the percent of the class these shares represented. The correct number of shares beneficially owned as of June 13, 2005 was 2,828,280 and the correct percent of class these shares represented was 13.7%. The Schedule 13-D/A(2)failed to include additional shares beneficially owned by the Reporting Person due to a computer error. Inadvertently disregarded shares had been included in the initial Schedule 13-D and Schedule 13-D/A(1).

Item 6.	Contracts, Arrangements, Understandings or


Relationships with Respect to Securities of the Issuer.
	Not applicable.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2005



/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron Partners LP